EXHIBIT 23.02

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Macromedia, Inc.:

We consent to the use of our reports dated June 14, 2005, with respect to the consolidated balance sheets of Macromedia, Inc. and subsidiaries (the Company) as of March 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, cash flows and comprehensive income for each of the years in the three-year period ended March 31, 2005, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2005, and the effectiveness of internal control over financial reporting as of March 31, 2005, incorporated herein by reference.

Our report dated June 14, 2005, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of March 31, 2005, expresses our opinion that the Company did not maintain effective internal control over financial reporting as of March 31, 2005 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that the Company’s policies and procedures did not include adequate management oversight and review of the Company’s accounting for income taxes. This lack of adequate management oversight and review resulted in errors in the Company’s income tax expense and the corresponding deferred tax assets and liabilities. Because of this deficiency, there is more than a remote likelihood that a material misstatement in the Company’s annual or interim consolidated financial statements would not be prevented or detected.

/s/    KPMG LLP

Mountain View, California

August 5, 2005